UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                       ☒                                                                                  Form 40-F                                       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

International Game Technology PLC Investor Day Materials

On August 2, 2018, International Game Technology PLC (“IGT”) (NYSE:IGT) held an Investor Day presentation during which it provided information to investors about IGT and its business, with a focus on IGT’s global lottery operations. Exhibit 99.1 is a copy of the slides furnished at, and posted on IGT’s website in connection with, the presentation.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	Presentation “IGT 2018 Investor Day,” dated August 2, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	Presentation “IGT 2018 Investor Day,” dated August 2, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary